CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2026 BUDGET
CALGARY, ALBERTA – DECEMBER 16, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Scott Stauth, commented on the Company's 2026 budget "Our 2026 budget is anchored around our unparalleled assets, execution, and resilience, which positions Canadian Natural as one of the most reliable and value-driven independents in our industry.
Our low cost, long life low decline asset base allows Canadian Natural to maintain a strong balance sheet through commodity price cycles while providing significant and sustainable returns to our shareholders. Our assets are diverse and balanced, providing stability while maintaining the flexibility to grow significantly when and if it makes sense to do so. In addition to short-term production growth in 2026, we will be commencing front-end engineering work in 2026 to provide the Company with the opportunity to execute on medium and long-term value growth opportunities which maximize shareholder value.
Our 2026 operating capital budget of approximately $6.3 billion targets to deliver value growth and strong returns on capital. Annual average production in 2026 is targeted to be between 1,590 MBOE/d and 1,650 MBOE/d, of which 74% is liquids production and results in production growth at the mid-point of such range of approximately 50,000 BOE/d or 3% over forecast 2025 levels.
Our diversified production mix remains balanced and is targeted to consist of approximately 49% light crude oil, NGLs and Synthetic Crude Oil ("SCO"), 25% heavy crude oil and 26% natural gas, based on the mid-point of our corporate production guidance range."
Canadian Natural’s Chief Financial Officer, Victor Darel, continued "Canadian Natural's resilience is as a result of our strong balance sheet and our disciplined and consistent capital allocation strategy. In 2026, we remain focused on strong returns on capital employed and returns to shareholders, while we continue to strengthen the balance sheet. Our financial strength gives us the flexibility to deliver on our plan and continue to drive long-term shareholder value, as we are resilient in lower commodity price environments while having significant torque to higher commodity prices.
With our disciplined 2026 operating capital budget, low maintenance capital requirements and a long life low decline asset base, we target to generate significant free cash flow and continue to deliver returns to our shareholders, through dividends, share repurchases and debt reduction, as per the Company's free cash flow allocation policy."

2026 OPERATING CAPITAL BUDGET & PRODUCTION GUIDANCE HIGHLIGHTS
Canadian Natural's strategy of maintaining a diverse portfolio of high quality assets, supported by our long life low decline production, provides a significant competitive advantage as it enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. The Company’s focus on effective and efficient operations and continuous improvement drives high return on capital projects that deliver industry leading free cash flow(1) which will be either returned to shareholders or used to strengthen the balance sheet.
▪Canadian Natural's 2026 operating capital budget is disciplined, targeted at approximately $6.3 billion(1). The Company is targeting production growth in 2026 of approximately 3%, as we invest in short and medium-term production growth, while commencing front-end engineering and design ("FEED") on potential additional medium and long-term value creation opportunities.
•Included in the 2026 operating capital budget is approximately $175 million of FEED capital in relation to potential medium and long-term value creation opportunities. These include two thermal in situ opportunities; Jackfish Brownfield expansion and Pike 2 expansion, as well as the long-term Jackpine mine expansion opportunity at our Albian mines.
•In addition to the operating capital budget, the Company targets approximately $125 million of capital related to carbon capture projects.
▪Canadian Natural has a unique and diverse asset base which allows the Company to adapt quickly to changing market conditions. The Company’s 2026 operating capital budget targets a level loaded drilling program throughout the year and maintains significant capital flexibility. Highlights of the 2026 budget include:
•The Company is progressing with its highly capital efficient drill to fill development strategy across its Conventional E&P assets, including the following:
◦Targeting 448 net wells across our extensive crude oil and liquids-rich natural gas assets. The program includes the following:
–110 net light crude oil wells, primarily in the Mannville, Montney, Charlie Lake and Dunvegan Formations.
–86 net liquids-rich natural gas wells, primarily in the Duvernay and Montney Formations.
–252 net heavy crude oil wells in our primary heavy crude oil, Pelican Lake and Driftwood areas.
•The Company is continuing with its highly capital efficient thermal in situ drilling program, including the following:
◦Three Cyclic Steam Stimulation ("CSS") pads at Primrose, with the first pad targeted to come on production in Q3/26.
◦One Steam Assisted Gravity Drainage ("SAGD") pad at Kirby, which is targeted to come on production in 2027.
◦46 new wells on existing mature pads, which access additional reservoir and bring forward reserves while optimizing Steam to Oil Ratios ("SOR").
•At Horizon, the Company is progressing its Naphtha Recovery Unit Tailings Treatment ("NRUTT") project that targets incremental production in Q3/27 of approximately 6,300 bbl/d of SCO following mechanical completion.
▪Canadian Natural is targeting a production guidance range of 1,590 MBOE/d to 1,650 MBOE/d in 2026, which represents growth of approximately 50,000 BOE/d or 3% over 2025 levels, based on the mid-point of guidance.
•The targeted production mix in 2026 is balanced, consisting of approximately 49% light crude oil, NGLs and SCO, 25% heavy crude oil and 26% natural gas, based on the mid-point of guidance.
•Liquids production guidance is targeted to be 1,177 Mbbl/d to 1,220 Mbbl/d, representing absolute growth of approximately 55,000 bbl/d or 5% over 2025 levels, based on the mid-point of guidance. Included in 2026 production guidance is the following:
◦At Horizon, a planned 35 day turnaround is targeted to begin in September 2026, impacting annual average production by approximately 29,000 bbl/d. As part of Horizon's two-year turnaround cycle, the Company targets that the next turnaround will be in 2028.
•Natural gas production is targeted to range between 2,477 MMcf/d to 2,577 MMcf/d, in line with 2025 levels, based on the mid-point of guidance.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2025 dated November 5, 2025 ("MD&A").

Canadian Natural Resources Limited	2	Press Release

2026 PRODUCTION GUIDANCE & CAPITAL BUDGET

2026 Capital Budget(1) ($ millions)	2026 Budget
Conventional E&P	$3,320
Thermal and Oil Sands Mining & Upgrading	$2,980
Total Operating Capital Budget	$6,300
Carbon Capture	$125
Total Capital Budget	$6,425
(1)2026 capital budget excludes approximately $993 million of abandonment expenditures, before recoveries, related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea.

2026 Production Guidance(1) (before royalties)	2026 Budget
Natural Gas (MMcf/d)	2,477 - 2,577
Conventional E&P Crude Oil & NGLs (Mbbl/d)	325 - 337
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)	852 - 883
Total Liquids (Mbbl/d)	1,177 - 1,220
Total MBOE/d	1,590 - 1,650
(1)Reflects planned downtime for turnaround activities in all areas.
Note: Rounded to the nearest 1,000 bbl/d.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	3	Press Release

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration", or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, forecast and anticipated abandonment expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish") and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs"), or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the maintenance of the Company's facilities and any expected return to service dates; the construction, expansion, or maintenance of third-party facilities that process the Company's products; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives, or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas, and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates, and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East and in Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainties in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups, or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime, and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling, and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting, or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting, or upgrading the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; changes to future abandonment and decommissioning costs, actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital

Canadian Natural Resources Limited	4	Press Release

structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production, the imposition of tariffs, embargoes, or export restrictions on the Company's products (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this document could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity, and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this document, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
Special Note Regarding Common Share Split and Comparative Figures
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which permits private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This document should be read in conjunction with the Company's MD&A and unaudited interim consolidated financial statements (the "financial statements") for the three and nine months ended September 30, 2025, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2024. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's MD&A and financial statements for the three and nine months ended September 30, 2025 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this document on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf: 1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf: 1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf: 1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this document, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A, dated November 5, 2025.
Special Note Regarding Non-GAAP and Other Financial Measures
This document includes references to Non-GAAP and Other Financial Measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company's non-GAAP and other financial measures included in this this document and the

Canadian Natural Resources Limited	5	Press Release

Company's MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2025 dated November 5, 2025.
Capital Budget
Capital budget is a forward-looking non-GAAP financial measure. The capital budget is based on net capital expenditures (non-GAAP financial measure) and includes acquisition capital related to a number of acquisitions for which agreements between parties have been reached as at the time of the Company's 2025 budget press release on January 9, 2025. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
The 2025 capital forecast reflects forecasted net capital expenditures, before abandonment expenditures related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea. The Company currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these forecasted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries in Canada and the UK portion of the North Sea. The Company is eligible to recover interest on related to tax recoveries in the North Sea.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Free Cash Flow Allocation Policy
Free cash flow is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy.
The Company’s free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Company’s net debt position.
Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures. The Company targets to manage the allocation of free cash flow on a forward looking annual basis, while managing working capital and cash management as required.
Up to October 2024, before the announcement of the Chevron acquisition, the Company was targeting to allocate 100% of its free cash flow in 2024 to shareholder returns.
In October 2024, with the announcement of the Chevron acquisition, the Board of Directors adjusted the allocation of free cash flow as follows:
▪60% of free cash flow to shareholder returns and 40% to the balance sheet until net debt reaches $15 billion.
▪When net debt is between $12 billion and $15 billion, free cash flow allocation will be 75% to shareholder returns and 25% to the balance sheet.
▪When net debt is at or below $12 billion, free cash flow allocation will be 100% to shareholder returns.
The Company's free cash flow for the three months ended September 30, 2025 and comparable periods is shown below:

	Three Months Ended
($ millions)	Sep 30 2025	Jun 30 2025	Sep 30 2024
Adjusted funds flow (1)	$3,920	$3,262	$3,921
Less: Dividends on common shares	1,228	1,233	1,118
Net capital expenditures (2)	2,124	1,915	1,349
Abandonment expenditures	189	193	204
Free cash flow	$379	$(79)	$1,250
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2025 dated November 5, 2025.
(2)Non-GAAP Financial Measure. The composition of this measure was updated in the fourth quarter of 2024. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2025 dated November 5, 2025.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

($ millions)	Sep 30 2025	Jun 30 2025	Dec 31 2024	Sep 30 2024
Long-term debt	$17,268	$17,081	$18,819	$10,029
Less: cash and cash equivalents	113	102	131	721
Long-term debt, net	$17,155	$16,979	$18,688	$9,308

Canadian Natural Resources Limited	6	Press Release